T. Rowe Price Value Fund, Inc.

The fund's reserve position disclosure has been revised to state that the fund's reserve positions can also consist of U.S. dollar or non-U.S. dollar currencies.

The following disclosure has been added to the fund's prospectus to clarify its ability to invest in other Price Funds:

Investments in Other T. Rowe Price Funds

The fund may invest in certain asset classes, for example high-yield, international, or emerging market bonds, by purchasing shares of other T. Rowe Price mutual funds that concentrate their investments in these areas. Such an investment could allow the fund to obtain the benefits of a more diversified portfolio than might otherwise be available by direct investment in the asset class. Any such investments will subject the fund to the risks of the particular asset class. T. Rowe Price will reduce the management fees due from the fund to ensure that the fund does not incur duplicate management fees as a result of any such investment.